SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.

   In the matter of                           )
                                              )
EASTERN UTILITIES ASSOCIATES                  )
Boston, Massachusetts                         )
                                              )
EUA ENERGY INVESTMENT CORPORATION             ) Certificate of
Lowell, Massachusetts                         ) Notification
                                              ) Pursuant to
                                              ) Rule 24
   (70-8283)                                  )
                                              )
(Public Utility Holding Company Act of 1935)  )


   Enclosed herewith for filing by Eastern Utilities Associates and its wholly-owned subsidiary, EUA Energy Investment Corporation, in accordance with the Order of the Securities and Exchange Commission entered in the above matter on January 24, 1994 (Release No. 35-25976) and pursuant to Rule 24, are the balance sheet, the income statement, and statement of cash flows for the period ended June 30, 1999 of TransCapacity Limited Partnership, reflecting the investments to-date therein by EUA Energy Investment Corporation and by its wholly-owned subsidiary EUA TransCapacity Inc.


                                 EASTERN UTILITIES ASSOCIATES

                                 By: /s/ Clifford J. Hebert, Jr.
                                     Clifford J. Hebert, Jr.
                                     Treasurer



Dated: August 27, 1999